SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 548th MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 12, 2008

On September 12, 2008, at 12:00 (twelve) p.m., at the Company’s offices located at Avenida das Nações Unidas, 4.777, in the City of São Paulo, State of São Paulo, CEP 05477-000, the five hundred and forty-eighth (548th) Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Board Members Álvaro Pereira Novis and Newton Sergio de Souza justified their absences, and were replaced by their respective alternates, Mr. Paulo Henyan Yue Cesena and Mr. Claudio Melo Filho. Board Members José Mauro Mettrau Carneiro da Cunha and Marcelo Bahia Odebrecht also justified their absences. The Chairman of the Fiscal Council, Mr. Manoel Mota Fonseca, the Officer Carlos Fadigas, as well Messrs. Nelson Raso, Guilherme Furtado and Ms. Marcella Menezes Fagundes were present at the meeting. The meeting was also attended by the representatives of PricewaterhouseCoopers Auditores Independentes, Mr. Felipe Ayoub of Calyon Corporate Finance Brasil – Consultoria Financeira Ltda, Mr. Stephan Campos Mancini of KPMG Auditores Independentes, Mr. Anselmo Neves Macedo of Apsis Consultoria Empresarial Ltda., Ms. Ana Cristina França de Souza of Stima Engenharia Ltda., Mr. Roberto Gabaldi Júnior, the companies in charge of preparing the appraisal reports that support the corporate transactions under analysis by this Board of Directors. Due to the absence of the Chairman of the Board of Directors, Mr. Marcelo Odebrecht, the Vice Chairman, Mr. Djalma Rodrigues de Sousa, presided the meeting and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for Deliberation: The following deliberations were unanimously taken: 1) RESIGNATION BY A MEMBER OF THE BOARD OF DIRECTORS – knowledge of the request for resignation of Mr. Rubio Fernal Ferreira e Sousa from the office of alternate member of the Company’s Board of Directors, under the terms of the resignation letter received on this date and filed at the Company’s headquarters. On that occasion, the members of the Board of Directors registered their votes of thanks to the resigning Board Member for his dedication and contribution to the exercise of his position at the Company; 2) PROPOSAL FOR DELIBERATION (“PD”) – after clarifications were provided and considering the confirmation by the appraisers present that the appraisal reports supporting the corporate transactions submitted to review by this Board of Directors are in compliance with the laws applicable to the matter, especially the Corporation Law, the CVM regulations, including, for instance, the matters related to the treatment ascribed to the value of the debts, contingent assets, including those of a tax nature, and intangible assets, in this particular case, in view of the terms of the draft CVM Deliberation that is the subject matter of Public Hearing SNC Nº 4/2008, the Board Members approved, after proper analysis of its terms and related documentation, the following PD, a copy of which and other documents were previously submitted to the Board Members and will remain filed at the Company’s headquarters: PD.CA/BAK-19/2008 – Spin-off and merger of the spun-off portion of IQ and merger of Ipiranga Petroquímica S/A (“IPQ”) and Petroquímica Paulínia (“PPSA”) into Braskem, so as to approve (i) the favorable manifestation of this Board in relation to the proposal of (a) spin-off and merger of the spun-off portion of Ipiranga Química S/A, corresponding to its participation in the capital of IPQ and Isatec – Pesquisa, Desenvolvimento e Análises Químicas Ltda., by the Company, (b) merger of IPQ; and (c) merger of PPSA, under the terms and conditions described in the respective PD; (ii) settlement of obligations and assumption of debts originating from IPQ by Braskem, as described in the respective PD, with the Executive Committee being authorized to enter into all the documents and agreements required to formalize the assignment of debts; and 3) CALL NOTICE FOR EXTRAORDINARY GENERAL MEETING - authorization to convene an Extraordinary General Meeting to be held on September 30, 2008, at a time to be defined and disclosed by publication of the respective Call Notice pursuant to law, to elect the substitute to the resigning Board Member and to resolve on the proposal presented in item 2(i) above;. II) Subjects for Acknowledgment: Nothing to register. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment - As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, September 12, 2008. [Signatures: Djalma Rodrigues de Souza – Vice Chairman acting as Chairman; Marcella Menezes Fagundes – Secretary; Alvaro Fernandes da Cunha Filho; Antonio Britto Filho;

Claudio Melo Filho, Edmundo José Correia Aires; Francisco Pais; Francisco Teixeira de Sá; José de Freitas Mascarenhas; Paulo Henyan Yue Cesena].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413.1000
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1515 - Fax (21) 2223.0476
Salvador/BA - Av. Prof Magalhães Neto, nº1856, sl 1101 - CEP 41810.012 - Tel. (71) 3271.2044 - Fax (71) 3341 2860
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3576 9000 – Fax (11) 3023 0416

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.